UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____) *

THT HEAT TRANSFER TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

886031 103
(CUSIP Number)

December 7, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Cayman) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Israel) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Israel 2) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Israel 3) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Suzhou) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Infinity I-China Fund (Changzhou) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,812,500 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,812,500 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.8%

12	TYPE OF REPORTING PERSON FI

CUSIP NO. 886031 103

Item 1(a).	Name of Issuer.

THT Heat Transfer Technology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

THT Industrial Park No. 5, Nanhuan Road, Tiexi District, Siping, Jilin Province 136000 China

Item 2(a).	Name of Person(s) Filing.

          This Schedule 13G is being filed on behalf of Infinity I-China Fund (Cayman) L.P., Infinity I-China Fund (Israel) L.P., Infinity I-China Fund (Israel 2) L.P., Infinity I-China Fund (Israel 3) L.P., Infinity I-China Fund (Suzhou) L.P. and Infinity I-China Fund (Changzhou) L.P. (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached to this Schedule 13G as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

3, Azrieli Center (Triangle Tower) Tel Aviv, 67023, Israel

Item 2(c).	Citizenship or Place of Organization.

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.

886031 103

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 2,812,500 shares of Common Stock

(b)

Percent of class: Approximately 13.8%, based upon 20,453,500 shares outstanding as of December 7, 2010, calculated as the sum of 16,000,000 shares outstanding, as disclosed in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2010 filed with the SEC on November 15, 2010, and 4,453,500 shares issued on December 7, 2010, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on December 8, 2010.

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,812,500 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,812,500 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010

INFINITY I-CHINA FUND (CAYMAN) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL 2) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL 3) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (SUZHOU) L.P.

By:	/s/ Fei Jianjing

Name:	Fei Jianjing
Title:	Executive Partner

INFINITY I-CHINA FUND (CHANGZHOU) L.P.

By:	/s/ Amir Gal-or

Name:	Amir Gal-or
Title:	Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,812,500 shares of Common Stock of THT Heat Transfer Technology, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 16, 2010.

INFINITY I-CHINA FUND (CAYMAN) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL 2) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (ISRAEL 3) L.P.

By:	/s/ Ariel Poppel

Name:	Ariel Poppel
Title:	MD Finance

INFINITY I-CHINA FUND (SUZHOU) L.P.

By:	/s/ Fei Jianjing

Name:	Fei Jianjing
Title:	Executive Partner

INFINITY I-CHINA FUND (CHANGZHOU) L.P.

By:	/s/ Amir Gal-or

Name:	Amir Gal-or
Title:	Managing Partner